23 October 2014

National Grid plc
Change in US Leadership

National Grid today announces that Tom King, Executive Director US, will be standing down from the Board and leaving the company on 31 March 2015. Tom will be succeeded by Dean Seavers, a former GE executive, who will join the company in December 2014 and, following a thorough handover, will join the Board as Executive Director US with effect from 1 April 2015.

Dean Seavers joins National Grid after a career that has included business leadership roles of major divisions within GE, United Technologies and Tyco. In particular, Dean has led major change and performance improvement programmes that have delivered meaningful improvements to operational efficiency and customer satisfaction, key priorities for the US business.

Steve Holliday, Chief Executive of National Grid, commenting on Tom King’s contribution and legacy, said: “Through Tom’s leadership over the last seven years our US business has successfully delivered improving returns, better customer service and network reliability. This was all achieved during a period of significant regulatory engagement throughout which Tom’s experience and judgment has been invaluable. He leaves behind an organisation with strong jurisdictional and regulatory teams and a clear operational focus that drives customer service improvements and efficiencies, a testament to his contribution. I wish Tom well in his future ventures.”

Welcoming Mr Seavers to National Grid, Steve Holliday added: “I am delighted we have been able to find such a strong successor to Tom. We have an exciting growth agenda in the US. Dean brings a wealth of experience in delivering performance improvement which will benefit us as we continue to improve our customer service, drive efficiencies and increase overall returns.”

Tom King, outgoing Executive Director US, added: “I am delighted to leave behind a strong business with an excellent management team and track record of improving returns and customer service. With a strong focus on delivering growth and performance improvement it now feels like the right time to transition the leadership of the business to new hands. I will continue to watch National Grid’s progress with great interest.”

Dean Seavers, incoming Executive Director US, added: “I am excited to be joining National Grid at this time. The US business has the potential to deliver strong profitable growth for many years to come. I am looking forward to making a contribution to that success and to helping further differentiate National Grid as a leading US utility with an outstanding reputation for efficiency and customer satisfaction.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under LR 9.6.13 R (1) to (6) in relation to this appointment.

CONTACTS

Investors John Dawson	+44 7810 831944 (m)
Media Chris Mostyn	+44 20 7004 3149	+44 7724 827710 (m)
Brunswick Mike Smith Tom Burns	+44 20 7404 5959 +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US financial system and controls); and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 167 to 169 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.